Exhibit 99.1

Wheaton Precious Metals to Release 2021 First Quarter Results on May 6, 2021

TSX | NYSE | LSE: WPM

VANCOUVER, BC, April 14, 2021 /CNW/ - Wheaton Precious Metals™ Corp. will release its 2021 first quarter results on Thursday, May 6, 2021, after market close.

A conference call will be held on Friday, May 7, 2021 starting at 11:00 am ET (8:00am PT) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Pass code:	3449069
Live webcast:	Webcast URL

The accompanying slideshow will also be available in PDF format on the 'Events' page of the Wheaton Precious Metals website before the conference call.

The conference call will be recorded and available until May 14, 2021 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-855-859-2056
Dial from outside Canada or the US:	1-416-849-0833
Pass code:	3449069
Archived webcast:	Webcast URL

View original content:http://www.prnewswire.com/news-releases/wheaton-precious-metals-to-release-2021-first-quarter-results-on-may-6-2021-301269298.html

SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2021/14/c9094.html

%CIK: 0001323404

For further information: Patrick Drouin, Senior Vice President, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 18:52e 14-APR-21